Bancorp Rhode Island, Inc.
Computation of Earnings to Fixed Charges
(In Thousands)

	Three
	Months
	Ended
	March 31,	Years Ended December 31,
	2009	2008	2007	2006	2005	2004

Ratio 1: including deposit interest
Earnings:
Income before income taxes	$2,206	$13,571	$13,304	$11,287	$14,409	$12,910
Fixed Charges	8,172	35,465	45,312	39,480	27,060	19,966

Total	10,378	49,036	58,616	50,767	41,469	32,876

Fixed charges:
Interest-bearing demand	18	162	391	356	590	1,172
Money market accounts	1	69	135	161	235	213
Savings accounts	1,083	7,042	11,028	7,929	4,734	3,899
Certificate of deposit accounts	3,391	14,306	17,676	14,030	8,962	5,638
Other borrowings	2,785	12,402	14,087	15,038	10,826	7,662
Subordinated debentures	199	949	1,509	1,460	1,272	1,041
Portion of rents representative of the interest factor (1/3) of rental expense	118	458	486	506	441	341
Preferred stock dividend requirements	577	77	—	—	—	—

Total fixed charges and preferred stock dividends	$8,172	$35,465	$45,312	$39,480	$27,060	$19,966

Ratio of earnings to fixed charges and preferred stock dividends (times)	1.27	1.38	1.29	1.29	1.53	1.65

Ratio 2: excluding deposit interest
Earnings:
Income before income taxes	$2,206	$13,571	$13,304	$11,287	$14,409	$12,910
Fixed Charges	3,679	13,886	16,082	17,004	12,539	9,044

Total	5,885	27,457	29,386	28,291	26,948	21,954

Fixed charges:
Other borrowings	2,785	12,402	14,087	15,038	10,826	7,662
Subordinated debentures	199	949	1,509	1,460	1,272	1,041
Portion of rents representative of the interest factor (1/3) of rental expense	118	458	486	506	441	341
Preferred stock dividend requirements	577	77	—	—	—	—

Total fixed charges	$3,679	$13,886	$16,082	$17,004	$12,539	$9,044

Ratio of earnings to fixed charges and preferred stock dividends (times)	1.60	1.98	1.83	1.66	2.15	2.43